EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)
(Unaudited)

Nine Months Ended September 30, 2016
Earnings:
Income before income taxes	$2,804
Add:
Fixed charges	175
Less:
Income from equity investees	(7)
Capitalized interest	(6)
Income as adjusted	$2,966
Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	$115
Portion of rents representative of interest factor	54
Capitalized interest	6
Total Fixed Charges	$175
Ratio of earnings to fixed charges	16.9